The Hillman Group, Inc.

10590 Hamilton Avenue

Cincinnati, Ohio 45231-1764

July 17, 2013

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

The Hillman Group, Inc.

The Hillman Companies, Inc.

Hillman Investment Company

All Points Industries, Inc.

SunSub C Inc.

Hillman Group GP1, LLC

Hillman Group GP2, LLC

Paulin Industries Inc.

Registration Statement on Form S-4 (File Nos. 333-188869)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, The Hillman Group, Inc., a Delaware corporation (the “Company”), The Hillman Companies, Inc. and certain of its direct and indirect subsidiaries (together with the Company and The Hillman Companies, Inc., the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to July 19, 2013 at 3:30 p.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, each of the Registrants represents and acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact John C. Kennedy (212-373-3025) or Benjamin A. Aronovitch (212-373-3575) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

The Hillman Group, Inc. The Hillman Companies, Inc. Hillman Investment Company
All Points Industries, Inc. Sunsub C Inc. Hillman Group GP1, LLC
Hillman Group GP2, LLC Paulin Industries Inc.

By:	/s/ ANTHONY A. VASCONCELLOS
	Name:	Anthony A. Vasconcellos
	Title:	Chief Financial Officer and
Treasurer

cc:	John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP